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FOR IMMEDIATE RELEASE

Contacts:

Dan Greenfield
EarthLink Media Relations
404-748-6889
greenfie@corp.earthlink.net

Mike Gallentine
EarthLink Investor Relations
404-748-6153
gallentineml@corp.earthlink.net

Lisa Murray
PeoplePC Media/Investors
415-901-6987
415-254-7850 (mobile)
lmurray@peoplepchq.com

EARTHLINK INCREASES PEOPLEPC OFFER PRICE

ATLANTA, July 3, 2002 — EarthLink, Inc. (Nasdaq: ELNK) today announced that it has increased the tender offer price for its previously announced cash tender offer for all outstanding shares of PeoplePC Inc. (Nasdaq: PEOP) common stock by $.0029 in cash per share, which raises the per share offering price to $.02 from $.0171. The increase in the cash tender offer price resulted from a price adjustment mechanism that was based on resolution of an outstanding commercial matter, as set forth in the acquisition agreement between EarthLink and PeoplePC. The cash tender offer price increase will be applicable to all shares of PeoplePC stock tendered both prior to and after announcement of the increase. The per share purchase price will remain subject to a possible additional increase up to a maximum purchase price of $.0245 per share, as previously disclosed in the tender offer materials.

About EarthLink

        EarthLink brings the magic of the Internet to approximately 4.9 million subscribers every day. Headquartered in Atlanta, EarthLink provides a full range of innovative access, hosting and e-commerce solutions to thousands of communities over a nationwide network of dial-up points of presence, as well as high-speed access and wireless technologies. EarthLink is committed to doing an exceptional job of pleasing its subscribers, shareholders and the community by following the company's Core Values and Beliefs [http://www.earthlink.net/about/ourvalues/cvb/index.html]. Information about EarthLink services is available by calling 800-395-8425 and through EarthLink's Web site at www.earthlink.net.

About PeoplePC

        PeoplePC is a leading global provider of complete Internet access solutions, enabling its partners to reduce costs, generate revenues and deepen relationships with their constituencies. The company works with ISPs, employers, membership organizations and individuals. PeoplePC's Custom Connections service is built on a high-quality dial-up network, aggregated through relationships with a dozen major telecommunications providers. The service has a number of tiers of customization: (i) billing management and customer care; (ii) branded or private label email and online experience; (iii) a suite of Customer Relationship Management tools; (iv) PC and other hardware options. PeoplePC's clients include some of the world's largest corporations such as The Ford Motor Company, Delta Air Lines, Vivendi Universal; and some of the most powerful affinity groups, including AAA and VFW.

WHERE YOU CAN FIND ADDITIONAL INFORMATION: Investors are urged to read EarthLink's and PeoplePC's tender offer statement and other relevant documents regarding the tender offer because they contain important information related to EarthLink, PeoplePC and the transaction. Investors may obtain these documents, as well as other documents filed by EarthLink and PeoplePC, through the Securities and Exchange Commission's web site, www.sec.gov. These documents will also be made available without charge to all PeoplePC stockholders by contacting the information agent for the offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, (212) 929-5500 (call collect) or (800) 322-2885.

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EARTHLINK INCREASES PEOPLEPC OFFER PRICE
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